701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452

T: Direct: 763.540.1204
F: Direct: 763.513.1811

December 5, 2016

Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83 BY TENNANT COMPANY

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Tennant Company
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
Response dated October 20, 2016
File No. 1-16191

Dear Mr. O’Brien:
Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s follow-up comment letter dated November 3, 2016. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. We are requesting confidential treatment for certain parts of this letter, as indicated by an asterisk (*), with respect to the Freedom of Information Act (the “FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. In the event that the staff receives a request for access to the confidential portions herein, whether pursuant to the FOIA or otherwise, we respectfully request that we are notified immediately, so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to me.

Form 10-K for the year ended December 31, 2015

Financial Statements

Notes to the Financial Statements

19. Segment Reporting, page 48

1.
We note your response to comment 2 of our letter dated September 21, 2016. We note that you have four operating segments with North America and Latin America representing two separate operating segments. The financial information you provided combined the results of these two operating segments. Please separately provide the historical results for each of these two operating segments in a similar method to your other operating segments.

Response: Please see Appendix A for historical comparisons of our operating segment gross margins, with North America and Latin America presented separately. We note that gross margins in Latin America decreased slightly in 2013, primarily due to a significant increase in our rental business, which experienced lower margins than equipment sales. Gross margins in Latin America were negatively influenced in 2015 due to a significant slowdown in the Brazilian economy and the strengthening of the U.S. dollar against the Brazilian real and the Mexican peso, which resulted in an almost * percent drop in Brazil sales due to the effects of foreign exchange translation. Our Brazilian entity sources a significant portion of their products from our U.S. manufacturing facilities, which resulted in higher product costs in Brazil when the Brazilian real weakened. We expect our Latin America margins to improve by approximately * to * percent in 2016 and 2017 due to improved results in Brazil and our purchase of the assets of our largest Mexican distributor in late 2016.

Confidential Treatment Requested Pursuant to Rule 83 (17 CFR 200.83) for Appendix A

2.
Please address differences in trends amongst the operating segments based on the financial information provided for each operating segment, including gaps in gross profit margins between operating segments. For example, we note that one operating segment appears to have consistently lower gross profit margins than the other operating segments.

Response: Gross margins in our APAC region decreased in 2014 and 2015 primarily due to a shift in product mix, as we sold more commercial and outdoor machines than in prior years, which typically carry a lower margin. Margins during these years were also negatively impacted by the strengthening of the U.S. dollar during the periods. We produce a portion of the machines we sell in APAC in our U.S. manufacturing plants, which typically results in lower APAC gross margins during times when the U.S. dollar strengthens. Over the long-term, we expect that these currency effects will reverse, and will benefit the gross margins in APAC. We expect sales of industrial machines will increase once the APAC economies recover.

We have taken many steps over the past few years to improve our EMEA gross margins which have mitigated some of the unfavorable effects of the economic fluctuations across the region. These include transfer of more production to EMEA from the U.S., both for European and APAC sales, divestiture of the underperforming Green Machine outdoor city cleaning business, restructuring of our management team and sales force, and cost reduction projects. Gross margins in the EMEA region have historically been lower than North America primarily due to a higher percentage of sales through distribution channels. Our portion of sales through distribution channels in EMEA was approximately * percent higher than North America in 2015. Sales through distributors typically carry a lower gross margin, but have the advantage of having lower selling costs associated with them. We estimate the higher proportion of distribution sales in EMEA resulted in approximately * to * percent lower gross margins in 2015 compared to North America, which would have been offset below the gross margin line by lower selling costs.

In 2015, gross margins in EMEA were also negatively affected by a significant devaluation of the Euro and British pound against the U.S. dollar which increased the costs of products sourced from the U.S. This resulted in a negative gross margin impact of approximately * to * percent in 2015. If we exclude the foreign exchange effects and the effects of proportionately higher distribution sales, our adjusted gross margins in 2015 would have been in the range of * and * percent in EMEA. Over the long-term, we expect that these currency effects will reverse, and will benefit the gross margins in EMEA. We estimate our EMEA gross margins will increase in 2016 by * percent despite the continued impact of unfavorable foreign exchange, and we anticipate gross margins will increase in 2017 by approximately * percent, based on efforts noted above and other planned initiatives.

We note that we sell the same globally designed products in all regions, utilize similar production processes, and use a mix of direct and distribution channels to distribute our products in all regions.

*    *    *    *    *

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at (763) 540-1204. Thank you for your time and consideration.

Very truly yours,

/s/ Thomas Paulson
Thomas Paulson
Senior Vice President and Chief Financial Officer

cc:
H. Chris Killingstad – President and Chief Executive Officer
Heidi M. Wilson – Senior Vice President, General Counsel and Secretary
Donal L. Mulligan – Audit Committee Chair, Tennant Board of Directors

APPENDIX A

* Portions omitted pursuant to a request for confidential treatment pursuant to Rule 83 and filed separately with the Securities and Exchange Commission.

Historical Results by Segment:

Year to Date as of December 31, 2015

in 000's	North America	Latin America	Total Americas	EMEA	APAC	TOTAL
Net Sales	*	*	$591,405	$139,834	$80,560	$811,799

Gross Margin	*	*	*	*	*	349,058

Gross Margin %	*	*	*	*	*	43.0%

Year to Date as of December 31, 2014

in 000's	North America	Latin America	Total Americas	EMEA	APAC	TOTAL
Net Sales	*	*	$569,004	$165,686	$87,293	$821,983

Gross Margin	*	*	*	*	*	352,427

Gross Margin %	*	*	*	*	*	42.9%

Year to Date as of December 31, 2013

in 000's	North America	Latin America	Total Americas	EMEA	APAC	TOTAL
Net Sales	*	*	$514,544	$157,208	$80,259	$752,011

Gross Margin	*	*	*	*	*	325,908

Gross Margin %	*	*	*	*	*	43.3%

Year to Date as of December 31, 2012

in 000's	North America	Latin America	Total Americas	EMEA	APAC	TOTAL
Net Sales	*	*	$491,661	$166,208	$81,111	$738,980

Gross Margin	*	*	*	*	*	325,296

Gross Margin %	*	*	*	*	*	44.0%

Year to Date as of December 31, 2011

in 000's	North America	Latin America	Total Americas	EMEA	APAC	TOTAL
Net Sales	*	*	$481,426	$188,338	$84,234	$753,998

Gross Margin	*	*	*	*	*	319,181

Gross Margin %	*	*	*	*	*	42.3%

Average

	North America	Latin America	Total Americas	EMEA	APAC	TOTAL
Gross Margin %	*	*	*	*	*	43.1%